RECEIVED NESTLÉ S.A.

2005 APR 28 P 5:45

CORPORATE COMMUNICATIONS
DEPARTMENT

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-1252





05007600

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 15 April 2005
FXP/dme

SUPPL

Nestlé S.A. – Yesterday's Press Release

PROCESSED
MAY 03 2005
THOMSON FINANCIAL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed yesterday's press release issued by Nestlé S.A.

Yours sincerely,



F.X. Perroud
Vice President



Encl.



PRESS RELEASE

Nestlé S.A. Shareholders Reject Ethos Initiatives – Peter Brabeck-Letmathe Elected Chairman and CEO

Lausanne, 14 April 2005 – 2539 shareholders of Nestlé S.A., representing 38.91 percent of the capital, attended today's General Meeting of the Company in Lausanne. The annual report, the accounts and the release of the Board of Directors and the management were approved by strong majorities. Shareholders also accepted the proposed dividend increase to CHF 8.– per share, up 11 percent over last year, amounting to a payout of 46.3 percent (CHF 3.1 billion) of the Company's profits.

In contested votes, shareholders did not support the Ethos group's proposed amendments to the Company's Articles of Association. The breakdown of the votes was the following:

1. preventing the Chairman from being a member of the Executive Board at the same time: 50.55 percent against; 35.94 percent in favor; 13.51 percent abstentions.
2. There was no vote on reducing Board Directors' term of office from 5 to 3 years and individual election of Directors since the two-third quorum, required by the Company's Articles of Association, was not attained.
3. reducing the nominal value of shares needed to put an item on the agenda to CHF 100,000: 74.08 percent against; 13.72 percent in favor; 12.20 percent abstentions.

After the vote, Mr. Peter Brabeck-Letmathe, Chairman and CEO, said: "I want to congratulate shareholders for having made the right decision. The dogmatic approach to corporate governance issues would have meant a long-term competitive disadvantage for Nestlé. I also want to thank shareholders for their confidence in the Board's decisions and assure them that we will reflect in a constructive manner on comments and suggestions made by long-term investors during the process of this discussion. The Company, which is in the middle of a strategic transformation period, continues to focus its efforts on delivering yet another year of growth and improved performance."

Shareholders elected Professor Günter Blobel, Nobel Prize laureate in Physiology and Medicine in 1999, as a new member of the Board of Nestlé S.A. for a 4-year term. Mr. Rainer E. Gut, Chairman of the Board, having reached the statutory age limit, did not stand for a new term. Mr. Jean-Pierre Meyers, senior member of the Board and Vice-Chairman of L'Oréal, on behalf of the Board as a whole, thanked Mr. Gut for his remarkable contribution to the Company over 24 years, first as Director, then as Vice-Chairman for 7 years and Chairman for a further 5 years.

./.

Immediately after the conclusion of the General Meeting, the newly-constituted Board of Directors of Nestlé S.A. met to elect Mr. Peter Brabeck-Letmathe as Chairman and CEO. The Board also elected Mr. Andreas Koopmann as first Vice-Chairman and Mr. Rolf Hänggi as second Vice-Chairman, and decided upon the composition of its different Committees, incorporating two recommendations from shareholders. In order to increase the number of Board members participating in Committees, Mr. André Kudelski will be an additional member of the Audit Committee. Mr. Peter Böckli, a further independent member of the Board, will join and chair the Remuneration Committee.

This results in the following composition of the different Committees:

Chairman's and Corporate Governance Committee:	Messrs. Brabeck-Letmathe, Koopmann, Hänggi, Lord George, Villiger;
Finance Committee:	Messrs. Hänggi, Lord George, Villiger;
Audit Committee:	Messrs. Hänggi, Meyers, Kudelski, Villiger;
Remuneration Committee:	Messrs. Böckli, Koopmann, Lord George.

Contacts:	***Media:***	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

NESTLÉ S.A.

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. CHAM (SWITZERLAND) April 12, 2005

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Dividend 2005 announcement

Publication by the press in Switzerland is planned for Wednesday, April 20, 2005. The Ordinary General Meeting of Shareholders on April 14, 2005, will have to decide on the amount of the dividend.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail : stefan.heggli@ch05.nestle.com should you have any questions.

Yours sincerely,

NESTLÉ S.A.



Stefan Heggli

Enclosures



NESTLÉ S.A.

NESTLÉ S.A., Cham and Vevey

Payment of dividend

Notice is hereby given to shareholders that following a resolution of the General Meeting of Shareholders held on April 14, 2005, the following dividend for the business year 2004 will be paid to them as from April 20, 2005:

Gross CHF 8.– per share

less Swiss federal withholding tax of 35%.

All dividends will be paid by bank transfer to the shareholder's account or by cheque, in accordance with the instructions received from the shareholders.

Cham and Vevey, April 20, 2005

The Board of Directors
Switzerland